Exhibit 99.2

FIRST AMENDING AGREEMENT TO THE FACILITY AGREEMENT

for

HARRY WINSTON DIAMOND CORPORATION

arranged by

STANDARD CHARTERED BANK

with

STANDARD CHARTERED BANK

acting as Facility Agent

and

STANDARD CHARTERED BANK

acting as Security Agent

_____________________________________________________________________________

Dated as of 25 August 2010

_____________________________________________________________________________

FIRST AMENDING AGREEMENT

This First Amending Agreement is dated 25 August 2010 and made between:

(1)	HARRY WINSTON DIAMOND CORPORATION, a corporation incorporated under the laws of Canada as a borrower and as a guarantor ("HWDC");

(2)	HARRY WINSTON DIAMOND MINES LTD., a corporation incorporated under the laws of the Northwest Territories as a borrower and a guarantor ("HWDM");

(3)	6355137 CANADA INC., a corporation incorporated under the laws of Canada as a guarantor ("Canada Inc.");

(4)	STANDARD CHARTERED BANK as mandated lead arranger;

(5)	THE FINANCIAL INSTITUTIONS listed on the signature pages hereto;

(6)	STANDARD CHARTERED BANK as agent of the other Finance Parties, other than the Hedging Counterparty; and

(7)	STANDARD CHARTERED BANK as security agent for itself and on behalf of the Finance Parties.

RECITALS:

(a)

Pursuant to a facility agreement dated 24 June 2010 (as amended, supplemented, amended and restated or otherwise modified from time to time, the “Facility Agreement”), the Facility Agent and the Original Lenders made available to the Borrowers a multicurrency revolving loan facility in the amount of US$100,000,000;

(b)

Provided that the Effective Date has occurred, the Parties to the Facility Agreement wish to make certain amendments to the Facility Agreement on the terms and conditions set forth in this First Amending Agreement.

          NOW THEREFORE in consideration of the mutual agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Defined Terms.

          In this First Amending Agreement and the recitals hereto, “First Amending Agreement”, “herein”, “hereby”, “hereof”, and similar expressions mean and refer to this First Amending Agreement.

          "Effective Date" has the meaning given to that term in the Waiver Letter.

          "Waiver Letter" means the letter dated on or about the date of this Agreement among HWDC, HWDM and the Facility Agent relating to a request for waivers and consent in relation to an acquisition by HWDC of Kinross' interests in HWDLP and HWDM.

Section 1.2 Incorporation of Facility Agreement and Finance Document

          (1)      Subject to the Effective Date date occurring as described below, this First Amending Agreement is supplemental to and shall be read in conjunction with the Facility Agreement.

          (2)      This First Amending Agreement is a Finance Document.

          (3)      For the avoidance of doubt, Clauses 34, 35, 37 and 38 of the Facility Agreement are hereby incorporated into this First Amending Agreement and shall be applied and construed mutatis mutandis herein.

          (4)      In this First Amending Agreement and the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, or unless so stated to the contrary in this First Amending Agreement, words and expressions herein contained which are defined in the Facility Agreement shall have the meanings given to such words and expressions in the Facility Agreement. If there is any conflict between the terms of this First Amending Agreement and the Facility Agreement, the Facility Agreement shall override the First Amending Agreement (other than, for the avoidance of doubt, to the extent the amendments to the same set out herein become effective on achievement of the Effective Date).

Section 1.3 Interpretation not Affected by Headings, etc.

          Article, Section, Clause and Schedule headings are for ease of reference only.

ARTICLE 2
AMENDMENTS TO FACILITY AGREEMENT

Section 2.1 Effective Date of the Amendments to the Facility Agreement and termination date.

          The Amendments set out in Sections 2.2 and 2.3 shall take effect on the Effective Date. If the Effective Date does not occur within thirty days of the execution of this Agreement, this First Amending Agreement shall terminate.

Section 2.2 Amendment to Section 1 (Definitions and Interpretation).

          Clause 1.1 of the Facility Agreement is hereby amended as follows:

          (1)      The definition of “Diavik Interest” is amended by replacing the figure “31” with the figure “40” and adding the words “as the same may be increased from time to time” immediately after the words “Diavik Joint Venture”.

          (2)      The definition of “Kinross Document” is amended by:

(i)	changing the words “Kinross Document” to “Partnership Document” and moving the definition to the appropriate alphabetical position in Clause 1.1 of the Facility Agreement;

(ii)	deleting the word “and” in paragraph (c);

(iii)

inserting at the end of paragraph (d) of the definition the words “(other than, for the avoidance of doubt, the promissory note issued by HWDC as a means of payment under the Kinross Disposal Agreement and the obligation to pay a portion of the purchase price as evidenced by such promissory note)”;

(iv)	adding the word “and” at the end of paragraph (d) immediately after the words “operation of HWDLP”; and

(v)	adding a new paragraph (e) as follows:

“(e) the Kinross Disposal Agreement”.

          (3)      The definition of “Material Documents” is amended by deleting the words “and the Kinross Documents” and replacing it with the term “and the Partnership Documents”.

          (4)      The definition of “Transaction Documents” is amended by deleting the words “the Kinross Documents” and replacing it with the words “the Partnership Documents”.

          (5)      The following definition is inserted:

"Kinross Disposal Agreement means the sale and purchase agreement dated as of August 11, 2010 between Kinross and HWDC pursuant to which Kinross disposed of its interests in HWDLP and HWDM to HWDC"

Section 2.3 Amendment to Facility Agreement.

          (1)      The heading in Clause 19.24 is hereby amended by deleting the words “and the Kinross Documents” and inserting in their place the words “and the Partnership Documents”.

          (2)      Clause 19.24(a) is hereby amended by deleting the words “and the Kinross Documents” and inserting in their place the words “and the Partnership Documents (other than, for the avoidance of doubt, the Kinross Disposal Agreement)”.

          (3)      Clause 19.24(b) is hereby amended by deleting the words “and the Kinross Documents” and inserting in their place the words “and the Partnership Documents” and deleting the words “or any Kinross Document” and inserting in their place the words “or any Partnership Document”.

          (4)      Clause 19.24(d) is hereby amended by deleting subsections (i) and (ii) in their entirety.

          (5)      Clause 19.24(f) is hereby amended by deleting the words “any Kinross Document” and inserting in their place the words “any Partnership Document”.

          (6)      The heading in Clause 22.18 is hereby amended by deleting the words “and the Kinross Documents” and inserting in their place the words “and the Partnership Documents”.

          (7)      Clause 22.18(a) is hereby amended by deleting the words “and the Kinross Documents” and inserting in their place the words “and the Partnership Documents”.

          (8)      Clause 22.18(b)(i) is hereby amended by deleting the words “any Kinross Document” and inserting in their place the words “any Partnership Document”.

          (9)      Clause 22.18(b)(iv) is hereby deleted in its entirety and replaced by the following:

                      "enter into:

A.	any new Diavik Document;

B.

any agreement with any person that might reasonably be expected to have an adverse effect on the perfection or enforceability of the Security created (or purported to be created) by the Security Documents or the ability of any Finance Party to enforce such Security;"

          (10)      Clause 22.18(b)(v) is hereby amended by deleting the words “or Kinross Document” and inserting in their place the words “or the Partnership Document” and deleting the words “the Kinross Documents” and inserting in their place the words “the Partnership Documents”.

          (11)      Clause 22.19(b)(i) is hereby amended by deleting the words “Kinross Document” and inserting in their place the words “Partnership Document”.

          (12)      Clause 22.19(b)(ii) is hereby amended by deleting the words “, Kinross Document”.

          (13)      Clause 22.19(b)(iii) is hereby amended by deleting each reference to the words “or Kinross Document” and inserting in their place the words “or Partnership Document”.

          (14)      The heading in Clause 23.9 is hereby amended by deleting the words “Kinross Document” and inserting in their place the words “Partnership Document”.

          (15)      Clause 23.9(d) is hereby amended by deleting the words “Kinross Document or” and inserting in their place “Partnership Document or”.

ARTICLE 3
MISCELLANEOUS

Section 3.1 Facility Agreement in Effect.

Except as stated herein, the Facility Agreement and the other Finance Documents shall continue in full force and effect in accordance with the provisions thereof, as amended hereby, and all obligations of the Borrowers under the Facility Agreement and the other Finance Documents are hereby ratified and confirmed and shall continue in full force and effect. Any reference to the Facility Agreement in any Finance Document shall refer to the Facility Agreement as amended hereby. This First Amending Agreement is a “Finance Document”, as defined under the Facility Agreement.

Section 3.2 Governing Law.

This First Amending Agreement, and any non-contractual obligations arising out of it, are governed by English law.

Section 3.3 Enforcement

          (1)      The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a "Dispute").

          (2)      The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

          (3)      This Section 3.3 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

[SIGNATURE PAGES FOLLOW]

This First Amending Agreement has been entered into on the date stated at the beginning of this First Amending Agreement.

SIGNATORIES

THE OBLIGORS
Harry Winston Diamond Corporation

Executed by	)	ALAN MAYNE
HARRY WINSTON DIAMOND	)
CORPORATION, a corporation	)
incorporated under the laws of Canada	)
by [ ] a person who, in accordance with the	)	Print name: Alan Mayne
laws of that territory, is acting under the	)	(Authorised Signatory)
authority of that corporation in the presence	)
of:	)

BETH BANDLER

Witness signature:

Witness name:	Beth Bandler

Witness address:	Harry Winston Diamond Corporation

[REDACTED]

Harry Winston Diamond Mines Ltd.

Executed by	)	ALAN MAYNE
HARRY WINSTON DIAMOND MINES	)
LTD., a corporation incorporated under the	)
laws of Northwest Territories	)
by [ ] a person who, in accordance with the	)	Print name: Alan Mayne
laws of that territory, is acting under the	)	(Authorised Signatory)
authority of that corporation in the presence	)
of:	)

BETH BANDLER

Witness signature:

Witness name:	Beth Bandler

Witness address:	Harry Winston Diamond Corporation

[REDACTED]

6355137 Canada Inc.

Executed by	)	ALAN MAYNE
6355137 CANADA INC., a corporation	)
incorporated under the laws of Canada by	)
Alan Mayne a person who, in accordance	)
with the laws of that territory, is acting under	)	Print name: Alan Mayne
the authority of that corporation in the	)	(Authorised Signatory)
presence of:	)

BETH BANDLER

Witness signature:

Witness name:	Beth Bandler

Witness address:	Harry Winston Diamond Corporation

[REDACTED]

THE ARRANGER
Standard Chartered Bank

EXECUTED by:
By:

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By:

THE ORIGINAL LENDERS
Standard Chartered Bank

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By:

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By:

THE FACILITY AGENT
Standard Chartered Bank

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By:

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By:

THE SECURITY AGENT
Standard Chartered Bank

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By:

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By: